UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X 105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of AOL Inc. (“AOL” or the “Company”) by Verizon Communications Inc. (“Verizon”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 12, 2015, by and among AOL, Verizon and Hanks Acquisition Sub, Inc., a wholly owned subsidiary of Verizon (“Acquisition Sub”). These communications include, as described in more detail below:

•	A notice (the “Convertible Notes Notice”) to the holders of AOL’s 0.75% Convertible Senior Notes due 2019 (the “Notes”) delivered pursuant to the indenture governing the Notes; and

•	Certain news media articles and materials which AOL has posted on its intranet, distributed by email to its employees or otherwise disseminated via posting to social media or otherwise (including via hyperlink thereto).

Set forth below is a copy of the Convertible Notes Notice.

May 14, 2015

To:	Holders of AOL Inc.

0.75% Convertible Senior Notes due 2019 (CUSIP No. 00184XAA3)

and

The Bank of New York Mellon, as Trustee and Conversion Agent

101 Barclay Street

New York, NY 10286

Attention: Corporate Trust Division—Corporate Finance Unit

Re:	Notice of Anticipated Make-Whole Fundamental Change and Conversion Right

This notice is hereby given by AOL Inc., a Delaware corporation (the “Company”), as required by and pursuant to Sections 14.01(b)(iii) and 14.10 of the Indenture, dated as of April 19, 2014 (the “Indenture”), between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”), relating to the Company’s 0.75% Convertible Senior Notes due 2019 (the “Notes”), of an anticipated Fundamental Change, Make-Whole Fundamental Change and Merger Event (the “Notice”). The Trustee also serves as Paying Agent and Conversion Agent under the Indenture. Capitalized terms used in this Notice, unless otherwise defined herein, have the meanings ascribed to such terms in the Indenture.

Merger Agreement and Tender Offer

The Company has entered into that certain Agreement and Plan of Merger, dated as of May 12, 2015 (the “Merger Agreement”), by and among Verizon Communications Inc. (“Verizon”), Hanks Acquisition Sub, Inc. (“Acquisition Sub”), and the Company, pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock at a price per share of $50.00 (such amount or any higher amount per share of Common Stock that may be paid pursuant to an amended Offer, the “Offer Price”), without interest and subject to tax withholding. Promptly following the consummation of the Offer, Acquisition Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Verizon (the

“Merger”), and each issued and outstanding share of Common Stock (other than certain shares as set forth in the Merger Agreement) will be converted into the right to receive the Offer Price, payable to the holder in cash, without interest and subject to tax withholding.

Notice of Anticipated Make-Whole Fundamental Change and Conversion Right

In accordance with Sections 14.01(b)(iii) and 14.10 of the Indenture, the Company hereby gives notice that the consummation of the Merger is expected to occur as soon as practicable following the consummation of the Offer, subject to satisfaction of the conditions in the Merger Agreement, and that the consummation of the Merger would constitute a Fundamental Change and a Make-Whole Fundamental Change. Solely for the purpose of providing notice under the Indenture, the Company currently anticipates that the consummation of the Merger will occur on or about June 24, 2015 (the “Anticipated Effective Date”). The actual date on which the consummation of the Merger will occur, which may be earlier or later than the Anticipated Effective Date, will depend on the date of the commencement of the Offer, the satisfaction of the conditions and the other terms set forth in the Merger Agreement.

On or before the 20th Business Day following the Effective Date of the Merger, the Company will be required, pursuant to Section 15.02(c) of the Indenture, to send a Fundamental Change Company Notice to the Holders of Notes and the Trustee specifying, inter alia, the Fundamental Change Repurchase Date, which date shall be not less than 20 or more than 35 Business Days following the date of the Fundamental Change Company Notice.

As a result of the anticipated Fundamental Change and Make-Whole Fundamental Change relating to the consummation of the Merger, a Holder’s Notes are currently convertible and may be surrendered for conversion at any time until the Fundamental Change Repurchase Date relating to the Merger.

Note that although the Notes are currently convertible, Notes surrendered for conversion will not be eligible for the Make-Whole Conversion Rate Adjustment (as defined below) unless the Notice of Conversion relating to such Notes is received by the Conversion Agent during the Make-Whole Fundamental Change Period (as defined below).

Increase to Conversion Rate Applicable to Notes Surrendered in Connection with Make-Whole Fundamental Change

Pursuant to the terms of Section 14.03 of the Indenture, the Conversion Rate applicable to each Note for which the relevant Notice of Conversion is received by the Conversion Agent during the period from, and including, the actual Effective Date of the Merger to, and including, the Business Day immediately preceding the Fundamental Change Repurchase Date relating to the Merger (the “Make-Whole Fundamental Change Period”) shall be increased by a number of additional shares of Common Stock (the “Make-Whole Conversion Rate Adjustment”), as described in Section 14.03 of the Indenture.

As of the date hereof, the Conversion Rate under the Indenture is 17.4456 shares of Common Stock per $1,000 principal amount of Notes.

The Make-Whole Conversion Rate Adjustment will be determined by reference to the table set forth in Section 14.03 of the Indenture and based upon the Stock Price and the Effective Date of the Merger. As the holders of Common Stock will receive solely cash consideration in connection with the Merger pursuant to the Merger Agreement, the Stock Price, as used in the Indenture, will be the amount of cash paid per share of Common Stock to such holders pursuant to the Merger Agreement. Solely for illustrative purposes under Section 14.03 of the Indenture, based upon a hypothetical Effective Date of the

Merger of June 24, 2015 and a Stock Price of $50.00 per share of Common Stock, the Make-Whole Conversion Rate Adjustment would be 3.9783 shares of Common Stock for each $1,000 principal amount of Notes surrendered for conversion during the Make-Whole Fundamental Change Period.

Please note: The calculation of the anticipated Make-Whole Conversion Rate Adjustment set forth above is contingent upon a hypothetical Effective Date of the Merger of June 24, 2015, cash consideration paid per share of Common Stock in connection with the Merger of $50.00 and surrender of Notes for conversion during the Make-Whole Fundamental Change Period. If the Merger is not consummated, the Holders of Notes surrendered for conversion will not be entitled to the Make-Whole Conversion Rate Adjustment. In addition, even if the Merger is consummated, the Make-Whole Conversion Rate Adjustment (if any) may change and may be zero if the Stock Price and/or the Effective Date of the Merger varies from the per share amount and the hypothetical Effective Date used for the calculation above. No later than five Business Days after the actual Effective Date of the Merger, the Company shall notify the Holders of Notes of, and shall issue a press release announcing, such Effective Date.

Effect of Merger on Right to Convert

Pursuant to Section 14.07 of the Indenture, if a Holder converts its Notes at or after the effective time of the Merger, the Notes will be convertible into the kind and amount of property that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to the consummation of the Merger would have been entitled to receive in the Merger, and the Company will execute with the Trustee a supplemental indenture providing for such change in the right to convert the Notes. Pursuant to the Merger Agreement, the Company’s shareholders are entitled to receive, for each share of Common Stock, a cash amount equal to the Offer Price, without interest and subject to tax withholding.

Conversion Procedure

In order to convert its Notes, a Holder must: (i) in the case of a Global Note, comply with the procedures of the Depositary in effect at that time and, if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) of the Indenture; and (ii) in the case of a Physical Note, (1) complete, manually sign and deliver an irrevocable Notice of Conversion at the office of the Conversion Agent and state in writing therein the principal amount of Notes to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any shares of Common Stock to be delivered upon settlement of the Conversion Obligation to be registered, (2) surrender such Notes, duly endorsed to the Company or in blank (and accompanied by appropriate endorsement and transfer documents), at the office of the Conversion Agent, (3) if required, furnish appropriate endorsements and transfer documents and (4) if required, pay funds equal to interest payable on the next Interest Payment Date to which such Holder is not entitled as set forth in Section 14.02(h) of the Indenture.

A Note will be deemed to have been converted immediately prior to the close of business on the date that the Holder has complied with the above requirements.

No Notice of Conversion with respect to any Notes may be surrendered by a Holder thereof if such Holder has also delivered a Fundamental Change Repurchase Notice that has not been validly withdrawn.

Miscellaneous

Please refer to the Indenture for a more complete description of the potential change to the Conversion Rate applicable in connection with the Merger, the conversion procedure relating to the Notes, the consideration due upon a conversion of the Notes and when such consideration must be delivered by the Company. In the event of any conflicting information in this Notice and the Indenture, the information in the Indenture will control. Holders of Notes should not assume that the information in this Notice is accurate as of any date other than the date hereof. The Merger is subject to certain conditions in the Merger Agreement and there can be no assurance that such conditions will be satisfied, and consequently there can be no assurance that the Merger will be consummated on the Anticipated Effective Date, or at all.

The above-referenced CUSIP number is included solely for the convenience of the Holders of the Notes. No representation is made as to the correctness of such number either as included in this Notice or as printed on the Notes.

Set forth below is a copy of a New York Times article published on May 13, 2015 and a Tweet on a Company Twitter account linking to such article.

Culture and Code goes mobile. http://nyti.ms/1cNmC1J #AOL2Verizon

Verizon Bets on Video Ads in $4 Billion Deal for AOL

By DAVID GELLES May 12, 2015

The nation’s biggest wireless operator sees its digital future in a company that still offers dial-up Internet service.

However backward that may seem, Verizon Communications’ $4.4 billion all-cash deal for AOL, announced on Tuesday, illustrates how the communications industry has changed — even if the underlying rationale has not — from the days when the Internet pioneer told users “You’ve got mail.”

AOL may be known for its dot-com rise and fall and for current web content like The Huffington Post, but Verizon is looking to gain the company’s powerful but little-known mobile video and advertising technology.

That could make Verizon’s own phone and Internet offerings more appealing to consumers, and to advertisers.

The motive is clear. Consumers are increasingly watching videos — from YouTube to HBO — on mobile phones, tablets and laptops. And big media companies and advertisers are only beginning to grapple with this rapidly evolving market.

By layering AOL’s technology atop its 109 million wireless connections and growing cable television business, Verizon is betting that it can make billions of dollars by selling ads against streaming video.

“They know that mobile is where it’s at if you want to get millennials,” said Kathryn Winsted, a professor at Pace University’s Lubin School of Business in New York. “They may sell ads, they may sell subscription content, but they need to figure out this market.”

The deal comes during a broader shift among big television and phone companies, which are once again looking to marry content and distribution under the same roof. The phone companies in particular are under pressure, as growth in their core wireless businesses has slowed.

Comcast, the biggest cable operator, acquired NBCUniversal, the big television and movie studio company. AT&T, Verizon’s nearest rival, is acquiring DirecTV, the satellite television business. And Sprint, another wireless operator, is making its own forays into content.

“The telecoms are clearly saying, ‘We’re not going to be dumb pipes,’ “ said Jonathan Miller, the chief executive of AOL from 2002 to 2006, who is now a venture capitalist.

Yet in acquiring AOL, Verizon gets more than just new advertising technology. It also takes ownership of a company with a troubled legacy and a muddled present. AOL operates the dwindling but still profitable dial-up Internet business, runs a collection of news websites and employs big personalities including Arianna Huffington and its chief executive, Tim Armstrong.

With AOL, Verizon will be looking to find new ways to make money from its existing customers. One way to do this is to offer bundles of content, and to sell ads, all of which means consumers will use more data.

Verizon has already made some inroads on these fronts. An early effort to offer television programming via phones, called V Cast, was shut down, as was a partnership with Redbox intended to rival Netflix. A more successful and enduring venture is a deal with the National Football League that lets Verizon subscribers stream games free.

Verizon has also tried to move deeper into the advertising market, although it stumbled with a mobile ad-targeting program that was scrutinized by privacy advocates, and a sponsored news website that was widely panned.

And under the leadership of Lowell McAdam, Verizon’s chief executive, the company has stepped up its investments in video. It has poured money into LTE Multicast, a technology for broadcasting live video over its network. Last year, it bought the intellectual property and assets of Intel Media, the digital TV division of the chip maker Intel. And in late 2013, Verizon also announced the acquisitions of EdgeCast, a content delivery network, and the assets of upLynk, a video streaming company.

Whether AOL is enough to give Verizon an edge in the advertising and content businesses remains to be seen.

“It isn’t enough by itself, and it isn’t meant be the only thing,” Mr. Miller said. “If you’re really going to compete with Google and Facebook on ad sales, you have a lot of investment to make. You have to put money behind this.”

The price Verizon is paying is a mere fraction of the $165 billion that AOL spent on Time Warner in 2000, an ill-fated merger struck at the peak of the dot-com boom. Verizon now has a market value of more than $200 billion, making Tuesday’s deal a rounding error.

Set forth below is a copy of a MediaPost article published on May 12, 2015 and a Tweet on a Company Twitter account linking to such article.

AOL + Verizon = Scale Of Google, Facebook: AOL, which was once tied in an ill-fated...

http://bit.ly/1bMgkOw @mp_joemandese

AOL + Verizon = Scale Of Google, Facebook

by Joe Mandese @mp_joemandese, May 12, 2015, 8:25 AM

AOL, which was once tied in an ill-fated marriage to a telecommunications giant, is tying the knot once again. This time it’s Verizon, which announced a $4.4 billion acquisition of AOL Inc. And once again, the companies are touting the benefits of synergy, scale and the ability to compete on the basis of unparalleled consumer and business benefits.

In a tout sheet following this morning’s announcement, AOL boasted its combination with Verizon “brings us the scale of Facebook and Google,” noting that “Verizon touches 70% of Internet traffic across 1.5 billion PCs, TVs and mobile devices.”

That would be some powerful arithmetic, considering that neither AOL nor Verizon currently rank among the top 30 media suppliers to Madison Avenue, according to report released by Publicis’ ZenithOptimedia Monday. That report shows Google ranked No. 1 and Facebook ranked No. 10, but is growing fast.

While the benefits to Madison Avenue remain to be seen, the deal clearly offers immediate benefits to AOL shareholders, who will receive $50 per share from Verizon, and generating about a 150% return on investment since AOL began its “turnaround.”

How AOL will impact Verizon’s advertising and media assets is not clear, but AOL has been a leader in the shift to programmatic and data-based audience trading, so if it can help unlock data about the millions of online, mobile and television subscribers, it could have a profound impact on advertisers’ ability to scientifically target and buy consumer reach.

At presstime, the companies said AOL will continue to operate as a wholly owned subsidiary of Verizon, led by AOL Chairman-CEO Tim Armstrong, following its acquisition.

“The visions of Verizon and AOL are shared; the companies have existing successful partnerships, and we are excited to work with the team at Verizon to create the next generation of media through mobile and video,” Armstrong said in a statement announcing the deal.

Set forth below is a copy of an AdExchanger article published on May 12, 2015 and a Tweet on a Company Twitter account linking to such article.

“It allows us to have a big seat at the big table w/ mobile and OTT video.” -@timarmstrongaol on #AOL2Verizon http://bit.ly/1QFKkLG

Verizon Will Buy AOL for $4.4 Billion in media and Ad Tech Expansion by Zach Rodgers // Tuesday, May 12th, 2015 – 7:34 am

Kelly Liyakasa contributed.

Verizon will acquire digital media and ad tech platform company AOL in a cash transaction valued at $4.4 billion. The deal vaults the telecommunications company into the media and ad tech sectors and gives it a “three screen” relationship with consumers across desktop, mobile, and television.

“It’s really one of the moments in time where mobile and video are really going to impact the future of advertising and obviously AOL has been a big investor in mobile and video ad tech,” Tim Armstrong, chairman and CEO of AOL, told AdExchanger. He noted AOL’s launch of unified ad platform ONE combined with Verizon’s access and reach to 1.5 billion connected devices.

“It allows us to have a big seat at the big table with mobile and OTT [over-the-top] video and everyone here is really excited about it and excited to work with Verizon.”

AOL has been at the receiving end of rumors about its possible takeover by Yahoo. Although Armstrong said he wouldn’t comment on other players in the industry, he said the company has had tunnel vision with regard to AOL’s turnaround.

The writing may have been on the wall here when Armstrong hinted Friday during the company’s Q1 earnings call that AOL could become a No. 3 competitor to digital and mobile giants Facebook and Google.

“We outperformed the S&P 500 over the last five years and for us to perform effectively in the future, it really meant getting mobile scale and video,” he told AdExchanger.

The move is the latest and most aggressive incursion by a telco into the digital ad monetization space usually occupied by consumer Internet companies, and will place Verizon into more direct competition with Internet players such as Facebook, Google, Yahoo and Microsoft.

The deal is also a reflection of the looming convergence of television with the Internet. Verizon claims to touch 70% of all connected digital traffic, across more than a billion PCs, TVs and mobile devices.

“Verizon’s vision is to provide customers with a premium digital experience based on a global multiscreen network platform. This acquisition supports our strategy to provide a cross-screen connection for consumers, creators and advertisers to deliver that premium customer experience,” Verizon CEO Lowell McAdam said in a statement.

“We’ve been strategically investing in emerging technology, including Verizon Digital Media Services and OTT, that taps into the market shift to digital content and advertising. AOL’s advertising model aligns with this approach, and the advertising platform provides a key tool for us to develop future revenue streams.”

The transaction is a testament to the vision and execution of Armstrong, who in six years transformed his firm from a first generation Internet company still burdened by its dial-up legacy into a social media and machine-driven advertising company for the programmatic age.

His early focus on building out AOL’s media holdings, by acquiring websites like HuffingtonPost and TechCrunch, was replaced by a focus on ad platforms, including Adap.tv, Convertro and Vidible. Armstrong will continue to lead AOL operations after the deal’s closing, the company said.

AOL said during its recent advertiser NewFront it planned to combine the best of what TV and digital had to offer to reach new mobile audiences. It expressed a major priority was reaching the “holy grail of the rebundle,” merging programmatic advertising with the OTT-device opportunity.

AOL backed up those aspirations with video acquisitions all around, from buy-side marketplace Adap.tv to video distribution platform Vidible and TV ad-targeting company PrecisionDemand. These developments spurred AOL’s launch of tRatio, a platform that allows marketers to perform anonymous matches to TV audience profiles across program, network or day part.

It also invested heavily in original content with plans to up its digital video output to 3,600 new titles this year in addition to collaborations with vertical interest publishers like Derek Jeter’s digital sports rag Players’ Tribune to produce short, snackable videos designed for mobile viewers.

For Verizon, the opportunity with AOL lies in part in establishing consumer linkages across a plethora of devices. Speaking at AdExchanger’s Industry Preview this year, Armstrong described this opportunity.

“We have 100 million-plus IDs with cross-device targeting right now,” he said. “People-based targeting, or what we do with cross-device linking, is the first generation of commoditized targeting. I think we’re looking at a 20-year cycle to getting to non-commoditized targeting. All of the targeting stuff going on right now is really interesting, and it will work in a much larger network world, but my guess is that almost everyone’s spending their time on similar types of targeting that will get commoditized.”

Verizon is certainly aware of the cross-device marketing opportunity. The company has an addressable advertising division, Precision Market Insights. That unit has experimented with - and gotten into some hot water over - a persistent mobile tracking mechanism that leveraged a unique ID header as a mobile cookie of sorts. After an outcry from privacy advocates over the improper use of that ID, the company changed the mechanism to be more privacy friendly.

The backlash may have been due in part to Verizon’s “service provider” relationship, which in the eyes of consumers and regulators may be too weak to justify data collection.

By accessing direct relationships with media consumers through AOL, Verizon’s mobile audience data business may not draw the same negative attention, and its work around mobile data collection may become as acceptable as it has for Facebook.

Verizon will pay $50 per share for AOL’s stock, representing a healthy premium over the $33.20 - $49.86 range where AOL has traded over the last year. The deal is subject to regulatory approval and is expected to close this summer.

Set forth below is a copy of a Huffington Post article published on May 12, 2015 and a Tweet on a Company Twitter account linking to such article.

READ: CEO @timarmstrongaol: @Verizon Deal Will ‘Extend The Tarmac’ For #Mobile via @HuffingtonPost http://huff.to/1HbWgAx #AOL2Verizon

AOL CEO: Verizon Deal Will ‘Extend The Tarmac’ For Mobile

Posted: 05/12/2015 11:21 am EDT    Updated: 05/13/2015 4:59 pm EDT

NEW YORK — AOL CEO Tim Armstrong said Tuesday morning that the company’s $4.4 billion acquisition by Verizon would bolster AOL’s hope of dominating the burgeoning and lucrative mobile ad market.

Comparing to the company’s mission to an airplane’s flight path, Armstrong said selling to Verizon was not changing direction but, rather, “extending the tarmac.”

“This is not a deal done out of necessity,” he said before a crowd of staffers gathered in the fourth-floor reception room of the company’s Manhattan headquarters. “This is a deal done out of where the future is overall.”

According to Armstrong, one benefit of the deal announced Tuesday morning will be that, thanks to AOL’s push to make its wide variety of media properties mobile-friendly, the merged company will have access to a huge amount of user data from those sites. And while Armstrong did not mention it, data could also flow in the other direction, from legacy Verizon businesses to AOL media properties. The elusive end goal for tech companies is to squeeze every possible penny out of, or ‘monetize,’ the data they collect. Monetizing data generally means sharing it with other companies, which tends to make the privacy-minded users who generate that data uncomfortable. Now, Verizon and AOL will be able to monetize their data without sharing it with outside parties.

Though Armstrong insisted Verizon wanted to buy AOL mostly for its content properties — which include The Huffington Post, Engadget and TechCrunch — many have speculated that the company’s newly launched automated ad platform, AOL One, is the real prize. AOL earned $995 million from display and search ads on its own properties last year. The company made almost as much — $856 million — selling ads for third-party sites, according to Fortune. Still, Armstrong said all editorial brands were included in the deal, allaying worries about spinoffs, at least in the near term.

The deal may also boost the companies’ work around mobile video.

AOL began investing heavily in video two years ago, when ad sales for online video in the U.S. hit $2.8 billion, a 19 percent increase from the previous year, according to the Interactive Advertising Bureau. That year, the company bought the programmatic video ad platform Adap.tv — which became a cornerstone of AOL One. A month later, HuffPost launched HuffPost Live, the publication’s streaming video network.

“Mobile is the centerpiece,” Armstrong said. “We need to be on every single screen.”

Verizon, which streams television channels through its FiOS division, also has a hand in the lucrative live-sports business with the exclusive NFL Mobile app.

“You’re going to be at a company that does everything from NFL live games to HuffPost Live,” Armstrong said.

He said the deal was completed just after midnight, hours before the public announcement was made. It began as an operational deal, but became a merger. If the acquisition gets the green light from regulators, the deal will close before the end of summer, Armstrong said.

“This deal,” he said, “puts us at the big table.”

Jenny Che and Damon Beres contributed reporting.

Set forth below is a copy of a New York Times article published on May 13, 2015 and a Tweet on a Company Twitter account linking to such article.

“If there is one key to our journey to building the largest media platform in the world, it is mobile.”

http://nyti.ms/1Jd7W8b #AOL2Verizon

For Verizon and AOL, Mobile Is a Magic Word

In a memo to employees after announcing that Verizon Communications would buy his company for $4.4 billion, Tim Armstrong, AOL’s chief executive, offered a rhapsodic hymn on a single subject: mobile.

The future of nearly all media, and consequently the future of nearly all advertising, he said, is about our phones. “If there is one key to our journey to building the largest digital media platform in the world, it is mobile,” he wrote, by way of explaining why AOL, a company known for its news and entertainment sites and its dial-up subscribers, was merging with a cellphone carrier.

Mr. Armstrong ended his memo, which was otherwise puffed with jargon indecipherable to many outside the world of advertising and media, with a clear message that could double as the catchphrase of his entire industry: “Let’s mobilize.”

His words — and the deal with Verizon he just helped engineer — are just the latest corporate reaction to a staggering shift in the way people across the globe get their news and entertainment. Over the last couple of years, we have collectively decided to use our phones to reach the Internet more than we ever used our computers to do the same thing. And like a horde of aggrieved vultures that has just seen its carrion spirited away to some other part of the savanna, the tech and media business is equally panicked and excited about the vast possibilities for making money from the shift.

At the moment, except for Google and Facebook — which together control more than 55 percent of the $42.6 billion worldwide mobile ad market, according to eMarketer — few companies have managed to navigate the transition from desktop computers to phones. The shift has shaken up just about everything for everyone, such as Internet portals like AOL and Yahoo; carriers like Verizon and AT&T; and eCommerce ventures like Amazon. Some industries — music and newspapers among them — were just figuring out the switch from physical media like CDs and print to the web. But the switch from the web to our phones is happening even faster than the transition away from physical media, and in many ways it is more profound.

As Benedict Evans, an analyst at the venture capital firm Andreessen Horowitz, is fond of pointing out in a presentation he calls “mobile is eating the world,” the smartphone industry is now shipping nearly three times as many devices as the personal computer industry did at its peak. Smartphones have led to more consumption of media than we ever thought possible; we spend just about half the time we’re not sleeping glued to some kind of screen.

Phones bring novel technical and user-interface challenges, some of which account for Verizon’s interest in AOL: How do you display an interesting ad on a tiny screen? On an interface fragmented by apps, how do you figure out who users are — and how to serve them with the best ads — as they switch from games to mobile web browsers to social platforms like Facebook, Twitter and Snapchat?

The rise of smartphones may also bring about something deeper — what could be an existential question for the advertising industry, the business that funds most of modern media.

“The question I came to when I started working on ads is, ‘Are ads even relevant now? Do they even make sense on mobile?’ “ Andrew Bosworth, who heads Facebook’s advertising engineering division, told me in a recent interview.

After all, phones give us perfect information about everything wherever we are, so why would we ever fall for ads, he wondered? “I step off a train in New York City now, I do not want for an ability to find anything. I have information about everything,” Mr. Bosworth said. “So if all information is indexable and searchable, then what purpose does an ad serve?”

In that world, Mr. Bosworth said, advertising is valuable only if it provides direct meaning to customers — if, when you pull out your phone in New York City and check Facebook, the phone knows that you’re looking for food and presents you with an ad for a restaurant that cuts through the clutter of all your potential choices, instead giving you a recommendation that is tailored specifically for you.

In other words, in a world in which we all carry phones and can get accurate information at any time, ads have less leeway to cajole us into doing something we might otherwise not have done.

“It’s expensive to get an ad in front of the right person,” Mr. Bosworth said. “If someone spends money to get an ad in front of you that’s not right for you, they’re punished for it.”

Instead, ads now consult vast databases of personal information, and they rely on sophisticated pricing mechanisms, merely to suggest one option out of many thousands that may appeal to us.

People in the ad-tech industry said that in buying AOL, Verizon’s immediate goal may be to marry its data about customers to AOL’s capacity to serve ads to increase this sort of relevancy.

“I think AOL was a little on their back foot on mobile,” said Ari Paparo, chief executive of an ad technology company called Beeswax. He added that the most successful companies with mobile ads tended to be those that knew a lot about their customers — that explains why Google and Facebook, which have close to perfect insight into what we do online, are such powerhouses.

With Verizon, AOL may be getting a similar trove of data. Through its cellular network and its various broadband offerings, Verizon can help AOL figure out lots of details about a user who lands in an app whose ads are powered by AOL’s ad services. Is the person male or female? How wealthy is she, and what are her broad interests?

“When you put these two sides together, it could potentially help them serve you better ads, and serve you ads in different places,” said Eric Franchi, co-founder of Undertone, an ad technology company.

Yet Verizon’s bet on AOL is hardly guaranteed to play out in the way the companies intend. This is both because of the general difficulties associated with any merger and because the industry AOL is going after is in a state of constant flux. Nobody really knows what will work in the larger business of funding media through ads on these new devices we’re carrying around.

“If you’re a media company and you see that more than 50 percent of all mobile ads are going to Facebook and Google, you need to really recheck your assumptions about how you’re going to compete,” Mr. Paparo said. “To that extent, I think this is an effort to be competitive — to have some ability to just compete.”

Set forth below is a copy of a TechCrunch article published on May 12, 2015 and a Tweet on a Company Twitter account linking to such article.

“@TechCrunch is not getting sold off. There will be editorial independence.” -@timarmstrongaol #AOL2Verizon http://tcrn.ch/1H3AU5J

CEO Tim Armstrong Says AOL Is Staying In The Content Business (And He’s Not Selling TechCrunch)

Posted yesterday by Anthony Ha (@anthonyha)

It was an interesting day at AOL.

As you probably saw, Verizon has reached an agreement to acquire AOL for $4.4 billion. There’s a general feeling that this deal was mostly about AOL’s ad business (Verizon’s John Stratton said “the principal interest was around the ad tech platform”) — so what does that mean for the websites that AOL owns, including The Huffington Post and (gulp) TechCrunch?

Well, Re/code’s Kara Swisher is reporting that AOL has been in talks to spin off The Huffington Post. I had a quick interview with CEO Tim Armstrong (who’s supposed to continue leading AOL after the deal), and he didn’t entirely rule that out as possibility: “We get approached to do things all the time,” he said, and it’s his job to “keep all the optionality at the table.” (It’s similar to what he said when I asked him about acquisition rumors earlier this year.)

But Armstrong added, “One optionality I wouldn’t keep on the table is — we’re going to be in the content business, we love the brands we have and if anything we’ll probably add more and more heft to our content business over time.”

You can read an edited version of our conversation below. I’d like to think I kept our interview largely focused on the news, but a little bit of CEO-employee interaction crept in at the end there — after all, it was also my chance to ask my boss’ boss’ boss’ boss about what’s going to happen to TechCrunch.

“TechCrunch is not getting sold off,” he said. “There will be editorial independence. And from a distribution and resource standpoint, it’s probably the most exciting deal we could have done.”

Here’s the edited transcript.

TechCrunch: You’ve talked about this as a content deal and as an ad tech deal. All the analysts, all the tech press see this as fundamentally about ad tech. How do you respond to that? What do you feel that they’re missing?

Armstrong: I think they’re missing a couple of really big things. One is, basically, content is the differentiator. What I’ve always talked about is the barbell strategy of having rich deep content on one side and platforms on the other. If you look at Verizon’s strategy, Verizon’s essentially been doing it at a different scale than us, but they have basically invested in things like NFL content. And on the other side they’ve invested in things like the video content delivery network and other things they own.

On the platform side, you look at Verizon, Verizon’s been mobile and OTT and video at mega scale, and we have been the same thing on the Internet side at big scale. Putting them together basically combines the two barbells.

TechCrunch: Are you exploring selling off or spinning off The Huffington Post?

Armstrong: No. Right now, basically, we’re going to finish the Verizon deal. Over the course of time, I’d say over the past two or three years, people are really interested in many of our assets. Many of them have gained tremendous value — if you look at The Huffington Post, it’s gone way way up in value overall. It was a 20 million person blog, it’s now over 200 million users, it’s in 15 countries, it’s got HuffPost live, it’s got video. TechCrunch was a Silicon Valley blog, now it’s a global media property and events property.

So we’re really interested in staying in the content business and being a principal in the content business. I wouldn’t confuse that with people approaching us to do things overall, because we get approached to do things all the time to do a lot of different stuff. My job as CEO is to keep all the optionality on the table about what we do, but one optionality I wouldn’t keep on the table is — we’re going to be in the content business. We love the brands we have and if anything we’ll probably add more and more heft to our content business over time.

TechCrunch: It sounds like what you’re saying is, you can’t rule out individual deals, but AOL is not getting out of the content business.

Armstrong: I would say AOL is not getting out of the content business. We’ll probably increase our abilities and heft in the content business. And number two is, I’d say the portfolio of our current brands we love, and we will be owners of them.

The easiest way to think about this is, the deal we did today also gives us the ability to scale our strategy and Verizon has the same strategy, so you should assume everything we’ve been doing strategically, we’ll only do faster now.

TechCrunch: Do you feel like this accomplishes what you set out to accomplish when you joined as CEO five-plus years ago?

Armstrong: The note I sent out to the team, right after it got done, is: Now we can get started. I think the first five years here were really about spinning out from Time Warner, reshaping the company, getting on strategy, investing behind it, taking some risks and chances. I would say that the long-term strategic area we ended up in is exactly where we hoped to end up.

I think we had bumps during the road of getting there, but the strategic area we’ve ended up with is more important than the bumps. The area we’re getting into right now is the starting gate of probably what’s going to be the single-largest change in global media. I think you’re going to have the combination of global networks coming together in distribution, you’re going to have the shift from linear TV on a global basis to IP TV and you’re going to have what I think is going to be the most fundamental shift — you’re going to go from a 2 billion smartphone scale to 4 billion in the next couple of years.

And each one of those smartphones is going to get smarter, and they’re going to turn into machines, and you’re basically going to have 4 billion people walking the planet with cable boxes in their pockets. That’s what I’m excited for. That’s why I’m here, that’s why I think the Verizon deal is a good idea and that’s why I think we’re just getting started.

TechCrunch: You’ve said you’re planning to stick around.

Armstrong: I signed a contract with Verizon, a long-term contract. I’m staying, I told them I’m staying, they’ve told me they want me to stay.

TechCrunch: Can you say how long-term the contract is?

Armstrong: It’s multiple years.

TechCrunch: Is the deal at the point where AOL would not entertain other offers? There’s speculation that there could be a bidding war with other companies.

Armstrong: Our board has decided to do the Verizon deal because they felt it was right for shareholders. If you look at our track record with shareholders, we basically beat the S&P 500, based on this deal, for the last five years. We returned cash to shareholders, we shrunk the equity base, we’ve been a very very shareholder-friendly company.

This deal, we feel, is the right deal to go forward. In the go-forward scenario, we plan on doing the deal with Verizon — and as a public company, there are fiduciary obligations. But our goal, plan and what we’re working towards is the closing of this transaction with Verizon.

TechCrunch: Anything more you want to say about what the deal will mean for TechCrunch specifically?

Armstrong: For TechCrunch, I think it fits into the mega trends. If you look at tech, it’s only getting more important. You have every major company in the world, every household in the world, every car in the world, adding more technology, and I think TechCrunch is at the epicenter of that. If you look at the events TechCrunch does, if you look at our partnerships we’ve done around TechCrunch, I think TechCrunch is going to become a bigger, more mobile, more video and more global brand based on this deal. I love TechCrunch and I’m excited to see it grow and flourish.

What’s the reaction [from the TechCrunch team]?

TechCrunch: It’s a wait-and-see approach. If this means more resources and distribution, great. But [nervous laugh] editorial independence is important to us and hopefully we don’t get sold off to somebody else in a few months.

Armstrong: TechCrunch is not getting sold off. There will be editorial independence. And from a distribution and resource standpoint, it’s probably the most exciting deal we could have done.

Set forth below is a copy of a CNBC article published on May 13, 2015 and a Tweet on a Company Twitter account linking to such article.

INTERVIEW: “Why we sold to @Verizon: @timarmstrongaol” via @CNBC http://cnb.cx/1PGA2bG #AOL2Verizon

Why we sold to Verizon: AOL’s Tim Armstrong

Tom DiChristopher

Tuesday, 12 May 2015 | 8:50 AM ET

AOL decided to sell to Verizon in order to compete in a future marketplace dominated by larger players, CEO and Chairman Tim Armstrong told CNBC on Tuesday.

“If you look at AOL over the last five years ... we turned the company around. We outperformed the S&P 500 for the last five years, and when you look at where we are today and where we’re going, we’ve made AOL as big as it can possibly be in today’s landscape,” he said in a “Squawk Box” interview. “But if you look forward five years, you’re going to be in a space where there are going to be massive, global-scale networks, and there’s no better partner for us to go forward with than Verizon.”

Armstrong spoke after Verizon announced it had reached an agreement to acquire AOL for $50 a share in a deal valued at about $4.4 billion. The telecommunications giant said in a statement the acquisition would further its strategy to build out its LTE wireless video and streaming video strategy.

The company also said AOL would contribute to its Internet of Things platform, a technology that helps Web-enabled devices communicate and coordinate with one another.

Asked why AOL choose not to pursue growth by acquiring smaller companies, Armstrong said the Verizon deal was the biggest, fastest way to provide a return to AOL’s shareholders and a bright future to its employees.

He also said the shift toward mobile content and streaming video delivered beyond traditional cable—known as over-the-top service—means there are fewer seats at the table for companies in AOL’s sector.

“There is absolutely no doubt in my mind that there are 40, 50 companies chasing 10 seats or so—seven to 15 seats available,” he said. “So this is a chance for us basically to pull up a chair with Verizon at the table.”

Shares of AOL closed at $42.59 on Monday. The stock was trading about more than 18 percent higher in premarket trading. (See what the shares are doing now.) Verizon stock was down less than 1 percent.

Armstrong will continue to lead AOL operations once the deal closes. He told CNBC he will stay with the company for “a long period of time.”

He said he was not able to discuss specifics until he joined Verizon formally, but noted the telecom has 1.5 billion connected devices in the United States and touches 70 percent of U.S. Internet traffic.

“If you look at what they’re able to do from a value-add services standpoint, I think they’re going to put more high-quality premium video, more high-quality advertising and commerce, and then the Internet of Things is going to hit, and I think you’re going to see companies like Verizon be in a very good position for the future,” he said.

He said he expected consumers to have a “much deeper relationship with Verizon.”

“I think there’s a larger strategy at Verizon, which has really been centered around really making the connection from the home to the phone to the car very easy for content and services,” he said.

In addition to operating content websites including the Huffington Post and TechCrunch, AOL has significantly grown its advertising business, which has boomed on the back of its automated ad purchase platform.

Revenue in AOL’s ad platform business rose 21 percent to $279.8 million in its most recent financial quarter, accounting for 45 percent of total revenue. Ad sales across AOL’s brands grew 8 percent as a surge in search ads more than offset continued weakness in display ads.

Armstrong said partnering with Verizon could amplify its ad business at a time when better analytics are helping advertisement platforms such as AOL’s reach more consumers with more timely messages.

“I think you’re going to see things like private marketplaces and programmatic [ads] basically make mobile shine, and I’m hoping the shiniest company in the mobile space is going to be the combination of Verizon and AOL,” he said.

AOL did not pursue an auction once approached by Verizon, Armstrong told CNBC, saying he met with Verizon CEO Lowell McAdam last summer at Allen & Company’s Sun Valley media finance conference to review its partnership and discuss the direction of the industry.

“That sort of kicked off a natural progression to where we are today,” he said. “If you look at the two visions of the companies and the platforms and what this deal is about, both companies were doing the same thing.”

Set forth below is a copy of a CNBC article published on May 12, 2015 and a transcript of a CNBC News Alert video clip attached to such article, together with a Tweet on a Company Twitter account linking to such article and video.

“@AOL_inc are the only guys who have figured out programmatic for video” @jimcramer: Why #AOL2Verizon is brilliant http://cnb.cx/1A0jk5x

Article

CNBC’s Jim Cramer said Tuesday he believes Verizon and AOL will benefit from their $4.4 billion merger deal.

“AOL are the only guys who have figured out programmatic [advertising] for video. This is a great way to take on Google,” Cramer said on CNBC’s “Squawk on the Street.” “I think that [AOL CEO] Tim Armstrong will be very happy because [Verizon CEO] Lowell McAdam … will let him do what he wants, which is to develop great programming and have a tremendous ad distribution platform. This is a brilliant move by Tim.”

Cramer made his remarks after Verizon announced it will buy AOL for $50 per share, or about $4.4 billion by this summer.

Armstrong said this was the next step for the company to continue growing.

“If you look at AOL over the last five years ... we turned the company around. We outperformed the S&P 500 for the last five years, and when you look at where we are today and where we’re going, we’ve made AOL as big as it can possibly be in today’s landscape,” he said in a CNBC “Squawk Box” interview after the announcement. “But if you look forward five years, you’re going to be in a space where there are going to be massive, global-scale networks, and there’s no better partner for us to go forward with than Verizon.”

Transcript

Interviewer: It was going to be a JV but he wanted more scale, conceivably and it backs an acquisition. There are times we wouldn’t talk about verizon doing a $4 billion acquisition. It would be a name nobody heard of. In this case it is AOL with that storied history

Jim Cramer: Here it is. Focus here. This is what you are going to be watching AOL TV on. They do great, absolutely fabulous programmatic ad for video. This is a great way to take on google. I think Tim Armstrong will be very happy. Lowell McAdam will let him do what he wants, which is develop great programming and have a tremendous ad distribution platform. This is a brilliant move by Tim. When I spoke with the company Friday, I said you guys are in trouble. You cannot afford to stay independent. They won’t let you. There is too much opportunity. This is very much like Jeff Buccus who is a great American. When it was clear, what had happened. This is verizon saying we’ve got a pro in Armstrong. He wants to grow scale. We want to grow scale. We watch — i don’t know how many programs you watch on this

Interviewer: Mobile video platforms and being able to deliver ads, programmatically to wire devices that are being broadband in because that’s where we are headed, not necessarily the big thing on the wall, but what is everybody looking at in the home?

Jim Cramer: Maybe they are looking at Bill Simmons.

Interviewer: Or looking at iPad or other devices.

Jim Cramer: Right. There are personalities.

Interviewer: This is a drop in the ocean for verizon. We are talking about a company with more than $200 billion market value. Will Lowell McAdam continue to be aggressive and do they do more deals?

Jim Cramer: You mean buy yahoo after all this stuff — right now yahoo is trading about zero.

Interviewer: Yahoo is a strong ad tech player. You wonder. He’s been, McAdam, we asked him to come on, he hasn’t.

Jim Cramer: is he too nice to be that aggressive.

Interviewer: I don’t think he’s that nice, no offense. No, he is. ...

Set forth below is a copy of a New York Times article published on May 13, 2015 a Tweet on a Company Twitter account linking to such article.

@AOL_Inc, a Digital Pioneer, With Another Chance to Reshape Itself via @nytimes http://nyti.ms/1cT9HLO #AOL2Verizon

AOL, a Digital Pioneer, With Another Chance to Reshape Itself

By EMILY STEEL and MICHAEL J. de la MERCED - MAY 12, 2015

Soon after Tim Armstrong was named chief executive of AOL in 2009, he started reading the management book “You’re in Charge, Now What?”

Mr. Armstrong was 38 at the time, a charming, hard-charging Google ad sales executive who had never before been a chief executive, let alone the head of a company in complete disarray.

Six years later, he could write a management book of his own.

He has steered the company through its divorce from the media giant Time Warner, hundreds of millions of dollars of sales and acquisitions, management clashes, a proxy battle with an activist fund and cost-cutting measures that led to highly publicized public apologies by him. All those changes came as AOL continued a rocky transformation into an ad-supported digital media company from its roots as a subscription-based service for connecting to the Internet.

On Tuesday, Mr. Armstrong announced that AOL was selling itself to Verizon for $4.4 billion, a deal that he billed as the creation of a next-generation media company but that also rescued AOL from having to continue its turnaround alone.

“I wasn’t totally prepared for this,” he said on Tuesday about taking on the top post at AOL, noting that his top three lessons as a first-time C.E.O. had been the importance of the right talent, the need for grit and persistence and the value of dedication to a long-term plan.

“The short-term bumps in the strategy don’t matter as much as the long-term destination that you end up at,” said Mr. Armstrong, a 6-foot-4 former captain of the Connecticut College lacrosse team who is known for peppering his speech with sports metaphors. “AOL has become a more valuable company because we stayed on strategy.”

The value of AOL shares has increased nearly 120 percent since the company spun out from Time Warner in 2009, as it has steadily transformed into a digital-media and ad-technology company. But some analysts have questioned whether AOL’s growth was sustainable on its own. Over the years, the company has gradually increased its advertising revenue, but its subscription group, which includes its Internet service, continues to provide almost all of AOL’s profit.

Now, even with the Verizon merger, the prospect for transforming AOL into a 21st century media conglomerate remains an open question.

Mr. Armstrong, who is one of AOL’s biggest individual shareholders outside of big investment firms, will see the value of his shares rise to about $84 million as a result of the Verizon deal.

“He made the best of a hand that he was dealt,” said Anthony DiClemente, a media analyst with Nomura. “As an executive, he did the best job he could balancing the growth opportunity for shareholders and a business that definitely is declining.”

When Mr. Armstrong first stepped into the job, AOL had long since been cast aside as the dinosaur of the Internet. It was the pioneering company that in the 1990s introduced millions of people to the web. It was also the acquiring company in the colossal 2000 merger, in which AOL used its high-priced stock to buy Time Warner, which at the time was the smaller company, at least in terms of stock market value. That deal is now regarded as the biggest merger failure in history. But it struggled to adapt as consumers abandoned its dial-up Internet service for faster broadband connections.

A revolving door of high-profile executives had tried to turn AOL into a digital media powerhouse, but it had been eclipsed by new digital darlings like Google and Facebook. Questions loomed as to whether the company could be rescued at all.

At $4.4 billion, AOL is valued at a fraction of the worth of younger and more successful companies like Facebook or even WhatsApp, the messaging service that Facebook bought for $21 billion. Its price tag also values AOL at just a shade above Vice, the growing media power that has drawn adulation, and cash, from private investors.

Deal-making has featured prominently in Mr. Armstrong’s strategy. He has overseen roughly two dozen acquisitions, worth several hundred million dollars, aimed at bolstering the company’s media and ad-technology offerings.

“It is a totally different company than it was five or six years ago,” Mr. Armstrong said.

Most noteworthy have been the takeovers of content properties like TechCrunch, a technology news site. And none have surpassed the prominence of the news site The Huffington Post, for which AOL paid $315 million four years ago.

Not all of Mr. Armstrong’s efforts have been met with success.

One of his most prominent missteps was Patch, a collection of local sites. Mr. Armstrong was a co-founder of the site and acquired the company weeks into his tenure. (He recused himself from the acquisition process.)

He was criticized by investors for pouring hundreds of millions of dollars into the struggling company, which some say he took too long to wind down.

Together, those properties have melded into what Mr. Armstrong has said he hoped would be a new-media empire that could command attractive advertising rates. The value of The Huffington Post alone has grown significantly since its acquisition, Mr. Armstrong said. (The single biggest acquisition that AOL has struck was its $405 million deal for Adap.tv, a specialist in video advertising.)

Yet the company has also been pressured to consider various deals. AOL agreed three years ago to sell a trove of patents to Microsoft for about $1 billion as it faced demands from an activist hedge fund, Starboard Value.

Perhaps the single biggest potential deal that has dogged Mr. Armstrong is one he has shown little interest in: Yahoo, another onetime Internet giant humbled by the dot-com bubble’s collapse.

The two companies have held multiple discussions about potential tie-ups over the years, and investors pushed for such a move as recently as last fall — though executives consistently said publicly that neither was truly interested.

Now with the Verizon deal, the fate of the digital-media content business that Mr. Armstrong built at AOL is up in the air.

Verizon’s interest in keeping The Huffington Post and other prominent media brands is unclear. In recent months, AOL has considered spinning off The Huffington Post, according to people with knowledge of the plans who were not authorized to discuss them. Axel Springer, the German media group, and General Atlantic, the private equity firm, are among companies that have expressed interest.

Mr. Armstrong said that both AOL and Verizon were “big investors in content” and that “content is a huge part of the future.”

Asked if Arianna Huffington, founder of The Huffington Post and an AOL executive, was planning to work for Verizon, Mr. Armstrong said, “Yes, definitely.”

On Tuesday, Mr. Armstrong said that he also would stay on at Verizon and that he had signed a multiyear contract with the company. One friend has said that he aspires to be the Rupert Murdoch of the digital age. Mr. Armstrong said that he was living his dream now.

“If you want to talk about building the next great global media platform,” he said, “the deal accomplished that goal, and that is what I am here to do.”

Set forth below is a copy of a Digiday article published on May 12, 2015 and a Tweet on a Company Twitter account linking to such article.

5 things to know about the big @AOL_inc–@Verizon deal” via @Digiday http://bit.ly/1Hf3OoQ #AOL2Verizon

5 things to know about the big AOL-Verizon deal

Ricardo Bilton @rbilton May 12, 2015

Tim Armstrong finally got his deal. The AOL CEO announced this morning that it’s being acquired by Verizon for $4.4 billion, a deal that gives a AOL a deep-pocketed new owner and Verizon a viable ad tech and video platform.

Here’s what you need to know about the deal.

It’s all about the ad tech. And data.

The AOL of 2015 is very different from the AOL of 1999. While the company still gets declining-but-significant chunk of its revenue from dial-up customers, CEO Tim Armstrong has quietly and successfully transformed AOL into a media and ad tech company over the past few years. Since 2013, AOL has shelled out $638 million on a series of ad tech companies that includes Adapt.tv, Gravity, Convertro and Vidible. That’s in addition to a raft of pre-Armstrong ad tech assets previous regimes acquired. The result is an end-to-end AOL ad tech stack that includes ad serving, personation, attribution, programmatic video and mobile. Agencies are fond of the approach. “What they’re doing makes a lot of sense. It fits well with how agencies and the industry is moving,” Danielle Sporkin, Essence digital director of investment and partnerships, said in January.

The shift has been good news for AOL’s bottom line. First quarter revenue for AOL’s ad tech division climbed 19 percent year-over- year to $231.6 million. It pays to be a platform.

Verizon wants a bigger video presence.

Video is another area where AOL has become a formidable force. Since the 2013 debut of AOL Originals, its first video series, AOL has invested heavily into the format with a video lineup that has included big-name Hollywood talent such as Sarah Jessica Parker, Steve Buscemi, Nicole Richie, James Franco. Video is also core to Huffington Post Live, the site’s streaming live news program. AOL’s video investment isn’t surprising. Digital video spend is expected to increase to $7.77 billion this year as more television dollars shift to the Web. AOL, and now Verizon, wants a bigger cut of it.

Verizon doesn’t want to be a dumb pipe.

Verizon’s stake in both AOL’s ad tech and video businesses shows that the company wants to be more than just a dumb pipe for other companies’ content. Telecommunications, like every business, fear commoditization, which cuts into their margins and renders them invisible in the eyes of consumers. Verizon, which says it wants to give its customers “a premium digital experience based on a global multiscreen network platform” wants to profit from content, not just transmit it.

The future of AOL’s publishing business is hazy.

While Verizon’s interest in AOL’s ad tech and video operations makes sense, less certain is the future of AOL’s publishing business, which includes The Huffington Post, TechCrunch and Engadget. Publishing is a notoriously hard-to-scale business, and it’s not clear how core AOL’s sites will be to Verizon’s plans. (Verizon, which shuttered its own failed content venture SugarString last December, has not had the best history with publishing.) AOL has already pared down its content sites in preparation for the sale. Joystiq, its gaming site, and TUAW, its Apple site, were both folded into the Engadget brand in February — which might not bode well for the rest of AOL’s properties. Armstrong, however, said that AOL is invested.

“The deal will give our content businesses more distribution and it will give our advertisers more distribution and mobile-first features,” he said internal memo on Tuesday. “The deal will add scale and it will add a mobile lens to everything we do inside of our content, video, and ads strategy.”

Don’t worry: Shingy is safe

AOL’s digital prophet will now be Verizon’s digital prophet, apparently.

Set forth below is a copy of a Washington Post article published on May 12, 2015 and a transcript of a Post TV video clip associated with such article, together with a Tweet on a Company Twitter account linking to such article and video.

With deal to buy @AOL_inc, @Verizon snaps up a leader in mobile video ads #AOL2Verizon http://wapo.st/1cTggxR via @washingtonpost

With deal to buy AOL, Verizon snaps up a leader in mobile video ads

By Todd C. Frankel, Brian Fung and Andrea Peterson - May 12

Article

Verizon said Tuesday that it plans to pay $4.4 billion to buy AOL in a deal that appears to have little to do with AOL’s best-known pieces: its lucrative dial-up Internet users — they’re still out there — and the popular news site the Huf-fington Post.

This deal is about helping Verizon, the biggest U.S. wireless carrier, crack mobile video, a segment that consumers increasingly love and advertisers covet.

And it’s a sign of how Verizon is following the path blazed by its rivals — Comcast’s purchase of NBCUniversal in 2011, AT&T’s current bid for DirecTV — as the companies that provide the pipes bulging with video scramble to find ways to make money from it, too.

And in this area, AOL, the long-dethroned king of the Internet, has reemerged as a quiet standout.

Today, AOL trails only Google and Facebook in the number of people who view its online videos, according to U.S. data from ComScore. At the same time, AOL is the No. 4 producer of online video ads. The company also has invested in automatic advertising tools for buying and targeting ads online.

That’s what Verizon is after, said Andrew McNellis, analyst at Evercore ISI. “And I think it makes sense.” Wireless companies such as Verizon have struggled to wring more profits from customers who are watching ever-growing amounts of video on the go. So Verizon could use AOL’s tools to make more money from the mobile video ads seen by customers watching movies or sports on their phones.

John Stratton, Verizon’s president of operations, pointed to the unsexy mobile ad tools as the deal’s prime driver.

“For us, the principal interest was around the ad tech platform,” Stratton said during a Jefferies analyst conference call Tuesday.

The acquisition is not seen as a huge risk for Verizon, a behemoth valued at more than $200 billion. The company is offering $50 a share for AOL, a premium of nearly 16 percent above Monday’s closing price. AOL will be a Verizon subsidiary, and a small one at that.

The AOL that Verizon is snatching up is a far cry from the lumbering tech giant formerly based in Dulles, Va., that in 2000 bought Time Warner for $164 billion in what was chalked up as one of the all-time worst corporate mergers. AOL is now headquartered in New York. Last month, it quietly sold 65 acres of its former home base in Loudoun County, where last year it finally fell off the county’s list of largest employers — yet another sign of AOL shedding its past.

In recent years, AOL chief executive Tim Armstrong pushed the company to focus on mobile and video. In 2013, AOL paid $400 million to buy the online video ad platform Adap.tv — an unheralded but important deal that was larger than AOL’s purchase of the Huffington Post, for $315 million in 2011.

Armstrong is expected to stay on after the deal. So are AOL’s high-profile content brands — TechCrunch, Engadget and the Huf-fington Post, an AOL spokeswoman said. Prior to the Verizon offer, AOL reportedly was in talks to spin off the Huffington Post for as much as $1 billion. McNellis, the analyst, said he would not be shocked if that still happens.

But AOL’s future is very much tied to its advertising technology platforms, which are used by companies across the Web. That part of its business grew 21 percent last quarter compared with 2014 and generated 45 percent of corporate revenue of $625 million. By comparison, the content group that includes Huffington Post was up just 8 percent, making up about 30 percent of revenue. And revenue from the 2.2 million people who still pay for AOL dial-up Internet access fell 7 percent.

The excitement surrounding online video ads can be seen in what’s happening with AOL’s competitors. In November, Yahoo paid $640 million to buy BrightRoll, the No. 1 online video ad provider. And in August, Facebook snapped up the No. 3 provider, LiveRail, for a reported $500 million.

Now, Verizon is jumping into the game, making a heavier bet on mobile than its competitors Comcast and AT&T. Those two firms bought companies that play mostly to the biggest screen in the room: the TV. AT&T’s $45 billion bid for DirecTV is expected to be approved by government regulators within several weeks, according to a person with knowledge about the review who spoke on the condition of anonymity to discuss matters that haven’t been made public.

This type of one-two corporate punch is what made Comcast’s deal to buy NBCUniversal so significant — it gave Comcast control of a large broadband business and an array of films and TV shows.

“The fog has lifted in this industry,” AOL’s Armstrong said in an interview on CNBC on Tuesday. “I think the companies that do the best job of both distributing and providing content and services to people are going to win.”

Verizon began moving in this direction last year when it snapped up an Intel project aimed at developing streaming video. That business, OnCue, was said to be a key part of Verizon’s ambitions to deliver video to smartphones and tablets over its cellular network.

In March, Verizon announced it would be rolling out a streaming-video app to compete with the likes of Hulu and Netflix. Verizon officials hinted that the service might not rely on subscription fees but rather on advertising. A tie-up with AOL would probably support such a strategy.

Verizon’s bid for content could attract scrutiny from federal regulators who worry about Internet providers becoming overly powerful gatekeepers of information. But the Verizon-AOL deal is not just about mobile video. AOL said that it will continue its dial-up Internet service, too.

That’s good news for John Walters, an 81-year-old retired college administrator who lives in Manhattan, Kan. He pays about $60 a year for unlimited dial-up service.

Walters and his wife use their Internet connection to look things up and keep up with friends on social-media sites. He said he is “too much of a creature of habit” to make a switch.

“There are some things that could be better, but I don’t have a lot of experience with other services and I have a hard time comparing them,” he said.

Cecilia Kang contributed to this report.

Transcript

Brian Fung: Verizon’s $4.4 billion acquisition of AOL is a big play for online advertising and web video. Verizon is hoping to use AOL’s ad technology to monetize the videos that it wants to stream to people like you and me over its cellular networks. In the future, Verizon will be unveiling a streaming video app to compete with the likes of Hulu and Netflix so that you can watch videos on your smartphone and tablet. AOL has, in the 2000’s, tried to reengineer itself and become more of an online content company and a digital media company. [Video clip: AOL is buying the website The Huffington Post in a $315 million deal]. One big question is what Verizon plans to do next with those properties; will it try and use that content to promote its own business? So the deal doesn’t necessarily directly affect consumers at home, but it’s a big deal for the media and telecom industry, which is gradually consolidating, as more and more of our media and communications and entertainment moves onto the internet.

Set forth below is a copy of a New York Times article published on May 13, 2015 and included in a daily email to all employees of the Company.

Verizon’s Deal for AOL Is a Push Into the Technology of Advertising

By EMILY STEEL and SYDNEY EMBER - MAY 13, 2015

A new generation of Math Men is taking over the Mad Men of Madison Avenue.

Armed with data and technology created by actual rocket scientists, this new breed of advertising executives is introducing automated systems for the buying and selling of ads in real time. Fading away are the industry’s old-school wining and dining sales tactics as a new model emerges where algorithms rule.

Verizon Communications made a bold bet on that future this week with its $4.4 billion all-cash deal for the Internet company AOL. Over the last several years, AOL has invested heavily in technologies to create a one-stop shop for marketers seeking to buy digitals ads across television, the web and mobile.

Verizon could add more firepower to those efforts by ramping up investments in technology, introducing even more data on consumers to the mix and creating new mobile and video outlets where those ads can appear.

The ultimate goal for these systems is to deliver on the much-hyped but long-awaited holy grail of digital marketing: targeting the right ad to the right person at the right time.

“It really is the next-generation media company that we’re creating,” said Bob Lord, AOL’s president.

“This deal is about getting advertising and content to people where they want to consume it.”

With Verizon, AOL would gain access to a wealth of data on consumers that it could use to personalize and target marketing messages. For example, AOL could identify a segment of 18- to 20-year-old women living in Manhattan. Advertisers could then use AOL’s ad products to serve those consumers tailor-made ads for local clothing stores or restaurants that would appear when they streamed television shows, or scanned web content on their phones.

Mr. Lord laid out a vision that involved, on a cold day in San Francisco, providing people there with a coupon for a hot drink. Similarly, the combined force of Verizon and AOL could offer people in Miami on a particularly hot day a coupon for a cold drink.

Ad executives said that AOL’s merger with Verizon could shake up the broader competitive lineup in the ad tech market. Google long has dominated that arena, but other media and tech companies are trying to gain ground. Facebook has increased its investments. Media conglomerates like Comcast and 21st Century Fox, meanwhile, have jumped into the business, snapping up ad tech companies of their own.

AOL has much to prove. The company was an early investor in advertising technologies about a decade ago, but fell behind its digital rivals and now is trying to catch up.

Some ad executives said they were skeptical as to whether a company the size of Verizon would prioritize the advertising business of a much smaller company like AOL.

“It is hard to see huge quantums arising from a business the size of Verizon,” said Rob Norman, chief digital officer of WPP’s GroupM, the world’s largest buyer of online advertising with more than $5 billion in billings. “I don’t see this transaction as being particularly significant.”

Indeed, AOL controlled less than 1 percent of the $145 billion worldwide digital ad market last year, according to the research firm eMarketer. In comparison, Google and Facebook together controlled about 40 percent of the worldwide digital ad market and roughly 55 percent of the $42.6 billion worldwide mobile ad market in 2014.

“AOL just doesn’t have what the rest of those guys have yet,” said Sarah Hofstetter, the chief executive of the digital agency 360i.

Google, for instance, has developed new ways to buy, display and track ads on mobile devices. It recently introduced a picture-minded ad format for automakers that targets people at the moment they are considering buying a car.

While AOL may have a long way to go, the company has steadily invested in its ad tech business in recent years. One highlight was its $405 million purchase of Adap.tv, a specialist in video advertising, in 2013.

Just last month, AOL introduced an advertising technology platform called One, which it said would help advertisers spend money on ad campaigns more effectively. AOL said the data-driven product lets advertisers see how consumers are reacting to their ads across devices, from smartphones to TV, so they can adjust their spending strategy accordingly.

The goal is to streamline the disparate technology systems that marketers now use to plan and buy ads. Advertisers often needed to work with one company to buy online ads, another company to buy mobile ads and yet another company to buy data to help personalize and target those ads.

That has resulted in the so-called technology tax. Ad executives estimate that for every dollar spent on digital ads, as much as 75 percent is spent on the technology used to deliver the ad rather than the advertising space. It is the opposite ratio when marketers buy spots on traditional television.

“The ad tech space has been so confusing for many, many years to the marketers,” Mr. Lord said. “We are on a mission to simplify that whole ecosystem.”

Some ad executives have said that those complications have held back a shift in ad spending from traditional to digital media. Marketing executives point to several challenges, including a fear that the reliance on data will hurt creativity, a proliferation of online ad fraud as well as concerns over privacy issues. Media companies, meanwhile, have hesitated to sell their ads through automated systems, worrying that they could deflate the value of their commercial space.

To be sure, automated, technologically driven ad buying is only one piece of the complicated marketing puzzle, and industry experts expect traditional face-to-face sales tactics to continue playing a role.

So-called programmatic digital spending — transactions made using technology and data — remains a small portion of total ad budgets. It will reach $27.8 billion globally this year and $53.3 billion by 2018, according to Magna Global, the research and ad-buying division of the Interpublic Group. In comparison, the total global ad market this year surpasses $500 billion.

Set forth below is a copy of an AdAge article published on May 13, 2015 and included in a daily email to all employees of the Company.

Behind All Good Ad-Tech Is Data — and Verizon, AOL Have Lots of It

AOL Brings a Different Kind of Location Data Expertise to Verizon

By Kate Kaye. Published on May 13, 2015

Industry observers say Verizon intends to acquire AOL for its ad-tech capabilities. But behind all good ad tech is data — and lots of it. Both companies complement one another when it comes to data — especially in terms of mobile location and behavioral data. The challenge lies in getting that information in a useable form, and using it in a way that’s palatable to regulators and consumers.

“I think there is a lot of opportunity with this combination with respect to location data, but it’s by no means a slam dunk,” said Vikas Gupta, director of marketing and operations at location data firm Factual. Verizon, of course, has access to real-time and historical location data through its wireless service.

Put simply, the wireless service provider knows where people’s phones are now and where they’ve been in the past, including retail business locations. Verizon’s Precision Market Insights division has worked with advertisers to help measure the effect of sponsor messages — even real-world signage in sports arenas — on retail or restaurant purchases, for instance. AOL could enhance its attribution capabilities through that service.

And AOL brings a different kind of location data expertise to Verizon. While many Google Maps and Apple Maps users may have forgotten about AOL-owned Mapquest, Mr. Gupta sees an opportunity for enhancing Verizon’s mobile location data with the GPS location data Mapquest manages. The type of data flowing through Mapquest that helps people find their destinations is different from the location data gathered to help pinpoint user locations for mobile services and ad targeting, he said.

“You’re bringing a data asset with an organization that has a level of knowledge and history of dealing with this sort of data,” said Mr. Gupta. Together, the two firms now have the potential to connect those complementary location data sets and push the information through AOL’s ad-tech stack. Making that happen could require the help of location data specialists at Mapquest, he suggested.

Verizon gets an ad-tech platform from AOL, but the wireless firm will help AOL connect the dots to enable the robust cross-platform ad campaigns advertisers desire. Most companies tracking and targeting users across devices can, at best, “stitch together profiles that may or may not be at the user level,” said Steve Latham, CEO of Encore Media Metrics, a campaign measurement firm. “The promise is that because of the position Verizon plays, it has … the ability to get access to a lot of data and persistent tracking on users.” Others can only attempt to connect data together piecemeal, he said, while “Verizon is at the core of it.”

For instance, suggested Mr. Latham, Verizon can track unique user sessions in mobile, and, when people go online to pay their Verizon bill, the firm can connect that data to a cookie ID storing browser data. “Verizon already has really unprecedented insight into what people are doing not just on their devices but also online engagement,” he said.

And because Verizon subscribers use the service to view video on their phones and through their TV set-top boxes, the telco brings lots of additional behavioral video data to what AOL already has.

“You’ve got the holy grail which is a combination of location behavior and cross-device capabilities,” said Jason Kint, CEO of digital publishing trade group Digital Content Next. “The industry is trying to figure out the post-cookie world, and this is certainly a path to that.”

However, he cautioned, “We should have concerns already in terms of the amount of data that Verizon is able to see.” Earlier this year, industry observers and privacy advocates criticized Verizon’s use of a so-called “zombie cookie” technology that could track users even after they cleared their cookies.

“They can’t just turn over everything to AOL,” said Mr. Latham. “They’re going to have to be very deliberate in terms of how to do this responsibly.”

Verizon will have to decide whether it is worth risking its core wireless services revenue for a small chunk of incremental ad revenue derived from sophisticated data use. Before navigating privacy waters, though, the two companies will need to figure out how to connect their data in the first place.

“There is a tremendous opportunity here, but integration, as always, will be a challenge, for the usual M&A reasons, in addition to some of the nuances specific to the nature of carrier-generated location data versus GPS trace data used in navigation,” said Mr. Gupta.

Set forth below is a copy of a Wall Street Journal article published on May 13, 2015 and included in a daily email to all employees of the Company.

AOL Deal’s Top-Secret Code Name: ‘Project Hanks’

by Liz Hoffman

Verizon Communication Inc.’s $4.4 billion takeover of AOL in some ways recalls 2000, when AOL Inc., then a high-flying tech stock, merged with another media giant, Time Warner.

That sense of nostalgia wasn’t lost on Verizon’s bankers.

Among a tight circle of advisers and executives, the deal was called Project Hanks, a nod to the 1998 romantic comedy “You’ve Got Mail,” starring Tom Hanks and Meg Ryan. The pair, blissfully unaware they’re business rivals in real life, strike up an unlikely courtship on AOL’s e-mail service, with its trademark greeting that alerts users of new messages.

Code-naming deals – to keep them from being sniffed out by reporters, traders and rivals – has long been a creative outlet for bankers. Dollar Tree Inc.’s pending takeover of Family Dollar Stores Inc. was “Project Dime.” Tyson Foods Inc.’s $7.7 billion deal for Hillshire Brands Co. last year became “Project Hobbit”– a nod to J.R.R. Tolkien’s fantasy series, whose hero hails from a fictional kingdom called The Shire. Sports teams, nationalities and colors are common threads.

Project Hanks carries a particular throwback charm. 1998 was AOL’s year. Its stock rose nearly 600%, and it joined the S&P 500. It struck a $4.2 billion deal to buy Netscape in a bid to rule the Internet. And it was still two years away from the disastrous Time Warner merger. By year end, AOL’s market capitalization was $63 billion – more than 15 times the price tag Verizon put on it this week.

So hat’s off to Verizon’s bankers at LionTree and Guggenheim for this one. We can only dream of the fun to be had if (Sleepless in) Seattle-based Amazon.com Inc. had gotten involved. And may we suggest “Cast Away” for any divestitures?

Important Information

The tender offer for the outstanding common stock of the Company referred to in this communication has not yet commenced. This communication is not an offer to purchase or a solicitation of an offer to sell shares of the Company’s common stock. The solicitation and the offer to purchase shares of the Company’s common stock will only be made pursuant to an offer to purchase and related materials that Verizon and Acquisition Sub intend to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Verizon and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC, and soon thereafter the Company will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the tender offer. STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. The Offer to Purchase, the

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Forward Looking Statements

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